PACIFIC RIM MINING CORP.
Interim Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	January 31	April 30
	2004	2003
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	1,426	1,107
Bullion inventory (note 3)	663	594
Total: Cash and cash equivalents and bullion	2,089	1,701
Receivables	339	50
Inventories - short-term (note 5)	4,689	8,829
	7,117	10,580
Inventories - long-term (note 5)	-	2,002
Property, plant and equipment (note 6)	5,370	5,455
Closure fund (note 8)	2,897	3,410
	15,384	21,447

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,359	1,228
Due to related parties (note 12)	-	231
Loans payable (notes 8 & 12)	828	-
Accrued closure costs - current portion (note 8)	222	1,488
	2,409	2,947
Loan payable to a related party (note 8)	-	1,640
Accrued closure costs (note 8)	1,886	1,900
	4,295	6,487

Shareholders' Equity
Share capital (note 9)
Authorized:
1,000,000,000 common shares without par value
Issued and fully paid:
79,553,494 shares outstanding (78,528,594 @ Apr. 30/03)	56,710	56,173
Deficit	(45,621)	(41,213)
	11,089	14,960
	15,384	21,447

Signed on behalf of the Board:

"Thomas C. Shrake" Director	"David K. Fagin” Director

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of (Loss) and Deficit
(Prepared by management)
In thousands of US dollars (except per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2004	2003	2004	2003
Revenues
Sales	3,318	3,720	9,903	9,920

Cost of sales
Operating costs	3,157	2,347	9,998	7,405
Depreciation, depletion and amortization	293	747	977	2,391
	3,450	3,094	10,975	9,796
Mine operating income (loss)	(132)	626	(1,072)	124

Expenses
Exploration	1,194	933	3,254	2,413
General and administrative	194	216	574	720
Write-down of marketable securities	–	–	–	275
Interest expense	12	17	41	58
Foreign exchange	7	(11)	(1)	(21)
Interest income	(71)	(38)	(132)	(138)
Gain on sale of mineral property	–	–	–	(900)
Gain on sale of marketable securities	–	(62)	–	(1,056)
	1,336	1,055	3,736	1,351
Net (loss) before unusual item	(1,468)	(429)	(4,808)	(1,227)
Recovery of Investment In Andacollo Mine	132	92	400	422
Net (loss) for the period	(1,336)	(337)	(4,408)	(805)
Deficit - beginning of period	(44,285)	(38,881)	(41,213)	(38,413)
Deficit - end of period	(45,621)	(39,218)	(45,621)	(39,218)

Per share:
Net (loss) per share - basic and diluted	(0.02)	(0.00)	(0.06)	(0.01)
Weighted average shares o/s during period	79,148,768	78,519,992	78,888,209	78,446,907

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Cash Flow
(Prepared by management)
In thousands of US dollars
(unaudited)

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2004	2003	2004	2003

Net (loss) for the period	(1,336)	(337)	(4,408)	(805)
Adjustments to reconcile net (loss) to cash flow
provided
by (used for) operating activities:
Depletion, depreciation and amortization	206	662	694	2,085
Closure costs amortization	87	85	283	306
Foreign exchange loss(gain)	7	(11)	(1)	(21)
Net interest earned on closure fund	(49)	(35)	(78)	(111)
Gain on sale of marketable securities	-	(62)	-	(1,056)
Gain on sale of mineral properties	-	-	-	(900)
Write-down of marketable securities	-	-	-	275
	(1,085)	302	(3,510)	(227)
Accounts payable and accrued liabilities	471	(61)	783	(473)
Closure cost expenditures net of closure fund
withdrawals	18	(164)	(1,135)	(468)
Due to related parties	(880)	(159)	(850)	(579)
Inventories	1,924	(75)	6,073	(1,302)
Receivables	(203)	-	(289)	10
Cash flow provided by (used for) operating activities	245	(157)	1,072	(3,039)

Investing Activities
Purchases of property, plant and equipment	(82)	-	(402)	(12)
Proceeds from sale of property, plant and equipment	72	-	132	98
Proceeds from sale of marketable securities	-	682	-	2,499
Cash flow provided by (used for) investing activities	(10)	682	(270)	2,585

Financing Activities
Loan repayments	(1,021)	-	(1,021)	-
Issuance of share capital	521	2	537	31
Cash flow provided by (used for) financing activities	(500)	2	(484)	31

Foreign exchange	(7)	11	1	21

Net increase (decrease) in cash and cash
equivalents	(272)	538	319	(402)

Cash and cash equivalents, beginning of period	1,698	1,624	1,107	2,564
Cash and cash equivalents, end of period	1,426	2,162	1,426	2,162
Non-Cash Transaction: Marketable Securities received
for mineral properties	-	-	-	900

See accompanying notes to these Interim Consolidated Financial Statements

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2004
In thousands of U.S. dollars, except per share amounts

1.

Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration licence areas, known as El Dorado, located in El Salvador.

Basis of Presentation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Compañia Minera Dayton (to December 1, 2000), Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these consolidated financial statements are the Company’s wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal period ended April 30, 2003.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report for the year ended April 30, 2003 (the “Annual Report”).

The balance sheet of these financial statements has been changed from previously used formats to separately report saleable bullion inventory located at gold refiners from all other inventories held. A total amount is included for cash and cash equivalents and bullion to reflect management’s view that the bullion reported is closely equivalent to cash and immediately available to cover short-term cash requirements.

2.

Significant Accounting Policies and Accounting Changes

Asset Retirement

Effective 1 May 2003, the Company has elected early implementation of the Canadian standard for accounting for asset retirement obligations, whereby the Company is required to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-term asset. The associated liability is accreted over the estimated number of future ounces of gold to be produced until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. As a result of the adoption of this accounting standard the carrying value of the Rawhide Mine and the corresponding asset retirement obligation have been increased by $ 0.5 million. This has been applied prospectively.

United States GAAP for asset retirement obligations (Financial Accounting Standards Board (“FASB”) Statement No. 146) conforms in all material respects to Canadian GAAP.

3.	Bullion Inventory Bullion inventory is valued at the lower of cost and fair market value. Details are as follows:

	January 31, 2004		April 30, 2003
	Gold	Silver	Gold	Silver
Ounces at refinery	1,402	16,945	1,544	15,402
Market value per ounce ($/oz.)	400.00	6.00	339.00	4.63
Market value	$561	102	$523	71
Total market value	$663		$594

4.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion inventory, receivables, closure fund, accounts payable, amounts due to related parties and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5.	Inventories Details are as follows:

	Jan. 31,	April 30,
	2004	2003
Production inventory	$4,430	$10,291
Supplies inventory	259	540
	4,689	10,831
Less: Long-term portion of production inventory	-	(2,002)
	$4,689	$8,829

The estimated value of inventory that will not be recovered within the next fiscal year has been reclassified as long-term.

6.	Property, Plant and Equipment Details are as follows:

	Jan. 31,	April 30,
	2004	2003
Cost	$11,054	$10,652
Accumulated depreciation and write-downs	(5,684)	(5,197)
	$5,370	$5,455

7.	Mineral Properties

	a)	El Salvador Properties The Company holds a 100% interest in two exploration areas in El Salvador, known as El Dorado and La Calera.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4 million ($1 million for 1.5% and $3 million for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to a 2% NSR held by the government of El Salvador.

ii)
By letter of intent dated May 17, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the letter of intent the Company, at its option, must make the following payments and exploration expenditures:

		Minimum
	Option	Exploration
	Payment	Expenditures
Upon signing (paid)	$5	$-
Upon completion of a two month due diligence (paid)	15	-
On or before May 17, 2003 (paid and expenditure incurred)	20	25
On or before May 17, 2004 (expenditure incurred)	35	50
On or before May 17, 2005 (expenditure incurred)	75	100
On or before May 17, 2006 (expenditure incurred)	150	200
	$300	$375

The property is subject to a 0.5% NSR which can be purchased by the Company for $0.2 million if purchased within six months from the start of commercial production.

b)	Nevada, U.S.A.

	i)	Denton-Rawhide Joint Venture The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in the joint venture is summarized as follows:

	Jan. 31,	April 30,
	2004	2003
Cash and other current assets	$6,345	$8,838
Inventories – long-term portion	-	2,002
Property, plant and equipment	1,142	1,219
Closure fund	2,897	3,410
Current liabilities	(1,309)	(2,510)
Long-term liabilities	(2,107)	(1,900)
Net assets	$6,968	$11,059

	Three months ended		Nine Months Ended
	Jan. 31,	Jan. 31,	Jan. 31,	Jan. 31,
	2004	2003	2004	2003
Sales	$3,318	3,720	$9,903	9,920
Costs and expenses	3,450	3,094	10,975	9,796
Net (loss) before taxes	$(132)	626	$(1,072)	124

ii)

Aurora Property

A Mining Lease and Option to Purchase Agreement was entered into in December of 2003 for 81 mineral claims located in the historical and gold mining area of Nevada known as the Aurora District. The Company has agreed to a 20 year lease and the option to acquire the property from the Owners for aggregate payments of $850,000 to be paid as follows: $25,000 upon signing (paid); $35,000 on the first anniversary; $40,000 on the second anniversary; $60,000 on the third anniversary; $75,000 on the fourth and subsequent anniversaries to the total of $850,000. The property is subject to a 3% NSR held by the Owner, of which 2% can be purchased for $2 million. The Company has not yet commenced exploration on this property.

	iii)	Sure Fire Property The Company has staked and owns 100% of 191 mineral claims in the Crescent Valley area of North Central Nevada. Exploration has not commenced on this property.

8.

Closure Fund, Accrued Closure Costs and Loan Payable to a Related Party

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation (“Kinross”), who was a major shareholder of the Company, a principal amount of $2.118 million for Kinross’ interest in the reclamation and severance trust funds (“Closure Fund”) held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to an outstanding amount of $1.849 million of which $1.021 million was repaid on December 31, 2003 and the balance of $0.828 million is payable on December 31, 2004.

The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at January 31, 2004 was approximately $3.1 million (Cost - $2.9 million) . The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Accrued closure costs – April 30, 2003
Short term	$1,488
Long term	1,900	3,388
Add: Accrual of additional reclamation obligations (see note 2)		495
Total Reclamation Obligation		3,883
Less: Reclamation expenditures during the period (nine months)		1,775
Accrued closure costs – January 31, 2004
Current portion	222
Long term portion	1,886	$2,108

At January 31, 2004, closure trust funding is in excess of current total closure cost estimates. Excess funding is reserved for unforeseen contingencies that might arise in this area.

9.	Share Capital Common Shares

Details are as follows:
	Number of Shares	Amount
Balance – April 30, 2003	78,528,594	$56,173
Common shares issued - May 1, 2003 to Jan. 31, 2004	1,024,900	537
Balance – January 31, 2004	79,553,494	$56,710

Stock Options

Upon amalgamation, the stock options outstanding under the plans of Dayton Mining Corporation and Pacific Rim Mining Corp. were rolled over, provided that upon surrender, termination or expiry without exercise the shares are not available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

	Number of Options
	Pre-	October	Weighted Average
	Amalgama-	2002	Exercise Price
	tion Plans	Plan	(in Cdn$)	Expiry

Options outstanding at April 30, 2003	4,517,480	2,110,000	$0.73	2003-2007

Nine months ended January 31, 2004
- granted	-	1,425,800	$0.80	2008
- cancelled	-	(130,000)	$0.62	2007
- exercised	(1,024,900)	-	$0.69	2003-2006
Options outstanding at
January 31, 2004	3,492,580	3,405,800	$0.75	2004-2008
Vested as at January 31, 2004	3,492,580	1,795,267	$0.69	2004-2008

The following table summarizes information about stock options outstanding to directors, former directors and employees as at January 31, 2004.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested

February 4, 2004	$1.49	4,000	4,000
April 27, 2004	$1.36	1,188,000	1,188,000
June 29, 2004	$1.06	330,000	330,000
June 29, 2004	$1.36	36,080	36,080
September 24, 2004	$1.30	29,000	29,000
May 28, 2005	$0.54	798,500	798,500
July 4, 2006	$0.29	1,107,000	1,107,000
April 18, 2007	$0.62	1,980,000	1,320,000
July 23, 2008	$0.43	170,800	56,934
October 8, 2008	$0.85	1,255,000	418,333
		6,898,380	4,287,847

If the Company had accounted for stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended January 31, 2004 would be as follows:

	Three	Six	Nine
	Months	Months	Months	Year
	Ended	Ended	Ended	Ended
	Jan. 31,	Oct. 31,	Jan. 31,	April
	2004*	2003	2004	30, 2003
Net Loss for the Period
As reported	$(1,336)	(3,072)	(4,408)	$(2,800)
Stock option compensation expense	-	(269)	(269)	(473)
Pro-forma net loss for the year	$(1,336)	(3,341)	(4,677)	$(3,273)
Loss Per Share - Basic and Diluted
As reported	$(0.02)	(0.04)	(0.06)	$(0.04)
Pro-forma	$(0.02)	(0.04)	(0.06)	$(0.04)

* no options were issued or vested during the three months ended January 31, 2004

The fair value for options vested and used as stock option compensation expense in the pro-forma information above has been estimated on a quarterly basis at the date of vesting using the Black-Scholes Option Pricing Model with assumptions listed in the table below. No options were issued or vested in the three months ended January 31, 2004.

	Three Months Ended			Year to
	Jan.31/04	Oct.31/03	Jul.31/03	Apr.30/03
Risk free interest rate	n/a	3.88%	3.67%	4.31%
Average expected option life	n/a	5 years	3 years	4 years
Stock volatility – based on trading history	n/a	110.16%	101.27%	89.46%
Dividend payments during life of option	n/a	None	none	none

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradeable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

10.

Gold Sales Contracts (Metals prices in U.S. dollars)

At January 31, 2004, the Company gold hedging program consisted of 3,500 ounces of forward sales contracts for future delivery of gold at various dates between February 13, 2004 and May 14, 2004 at an average price of $396 per ounce. The estimated fair value of these contracts at January 31, 2004 spot prices was $(14) which represents the cost to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

11.

Segmented Information

The company operates in one business segment, namely; gold mining with its sole producing asset being a 49% joint venture interest in a gold mine in Nevada, USA (acquired April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in

Canada and the USA. There has been no material change in segmented assets from those disclosed in the Company’s annual report. Details are as follows:

	January 31,	April 30,
	2004	2003
Total Assets
Canada	$673	$99
USA	10,527	17,094
El Salvador	4,184	4,252
Chile	-	2
Total	$15,384	$21,447

Total Property, Plant and Equipment
Canada	$10	$8
USA	1,176	1,263
El Salvador	4,184	4,184
Chile	-	-
Total	$5,370	$5,455

	Three Months ended		Nine Months ended
	January,	January 31,	January 31,	January 31,
	31, 2004	2003	2004	2003
Revenue, Excluding Interest Income
Canada	$-	-	$-	-
USA	3,318	3,720	9,903	9,920
El Salvador	-	-	-	-
Chile	-	-	-	-
Total	$3,318	3,720	$9,903	9,920

Depreciation, Depletion and Amort
Canada	$1	1	$3	3
USA	292	746	974	2,388
El Salvador	-	-	-	-
Chile	-	-	-	-
Total	$293	747	$977	2,391

Net Income (Loss)
Canada	$(117)	(38)	$(412)	1,159
USA	(277)	511	(1,412)	(127)
El Salvador	(1,074)	(902)	(2,984)	(2,259)
Chile	132	92	400	422
Total	$(1,336)	(337)	$(4,408)	(805)

12.

Related Party Transactions

Until December, 2003 Kinross Gold Corporation (Kinross) by virtue of their ownership of approximately 22% of the Company’s common stock was considered a related party. In the later part of December, 2003 Kinross sold its entire investment in Pacific Rim and is no longer a related party. The following table indicates comparative amounts owing to Kinross as a related party at April 30, 2003 and as a non related party at January 31, 2004.

a)	Amounts due to related parties within 12 months have been recorded in these financial statements as current liabilities as follows:

	January 31,	April 30,
	2004	2003

Loan interest due to Kinross	2	22
Loan payable to Kinross - current portion (Note 8)	828	209
Total amount owing to Kinross	$830	$231

b)
During the three months and nine months ended January 31, 2004, wages and benefits of $ 107 and $ 271 respectively (January 31, 2003 - $ 97 and $ 287 respectively) were paid to directors and officers and have been included in general and administrative expenses.

13.

Income Taxes

The Company has utilized prior period losses to eliminate income taxes that would otherwise be payable on current income. Prior period losses have not changed materially from those listed in Note 11 of the audited financial statements contained in the April 30, 2003 Annual Report.

14.	Lease Commitments The Company’s current lease commitments are unchanged from those listed in Note 12 of the audited financial statements contained in the April 30, 2003 Annual Report.

15.

Management Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim financial statements are included in the Report to Shareholders dated March 12, 2004.